Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES SENIOR NOTES OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

December 7, 2015, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has entered into an agency agreement providing for the issuance, by way of private placement to accredited investors in each of the provinces of Canada, of CAD 425 million aggregate principal amount of its senior unsecured notes.

The notes will bear interest at an annual rate of 3.10% and will mature on December 15, 2022. The offering is expected to close on December 11, 2015, subject to customary closing conditions.

Magna intends to use the net proceeds from the offering for general corporate purposes, which may include capital expenditures and the previously announced acquisition of the Getrag Group of Companies.

RBC Capital Markets, CIBC Capital Markets, Scotiabank and TD Securities, are acting as joint bookrunners for the offering.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful. The notes have not been and will not be qualified for distribution to the public by prospectus under the securities laws of any province or territory of Canada and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and will not be offered or sold in the United States, nor will they be offered or sold in any country other than Canada.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 285 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. We have approximately 125,000 employees focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD LOOKING STATEMENTS

This release may contain statements which constitute “forward-looking statements” under applicable securities legislation and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the confidential offering memorandum relating to the offering of senior unsecured notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.